                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM 11-K


     (Mark One)
     [X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended     September 30, 1998
                                   -------------------

                                   OR

     [  ]      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
               EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from                     to
                                    --------------------    ---------------

     Commission file number        1-10285
                                   -------

                            BIOMAGNETIC TECHNOLOGIES, INC.
                          1992 EMPLOYEE STOCK PURCHASE PLAN
                          ---------------------------------
                               (Full title of the plan)


                            Biomagnetic Technologies, Inc.
             9727 Pacific Heights Blvd., San Diego, California 92121-3719
             ------------------------------------------------------------
                  (Name of issuer of the securities held pursuant to
             the plan and the address of its principal executive office)

                            BIOMAGNETIC TECHNOLOGIES, INC.
                          1992 EMPLOYEE STOCK PURCHASE PLAN


                            INDEX TO FINANCIAL STATEMENTS

                                                                    PAGE
                                                                    ----
     Reports of Independent Accountants                               2

     Statements of Net Assets Available for Benefits                  4
     at September 30, 1998 and 1997

     Statements of Changes in Net Assets Available for Benefits       5
     for the years ended September 30, 1998, 1997 and 1996

     Notes to Financial Statements                                    6

     Signatures                                                       9

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee and Participants of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan (the Plan) as of September 30, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note C to the financial statements, Biomagnetic Technologies, Inc. (the Company) has historically reported net losses and negative cash flows from operations. Currently, the Company anticipates that it will seek additional financing to allow it to execute its business plan through the year 2000. For a discussion of management's plans in this regard, see Note C.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



/s/ARTHUR ANDERSEN LLP

San Diego, California
November 30, 1998
                                            2

                          REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee and Participants of the Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan:

In our opinion, the accompanying statement of changes in net assets available for benefits presents fairly, in all material respects, the changes in net assets available for benefits of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan (the Plan) for the year ended September 30, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of the Plan for any period subsequent to September 30, 1996.

The accompanying financial statements have been prepared assuming the Plan will continue as a going concern. As discussed in Note C to the financial statements, Biomagnetic Technologies, Inc. (the Plan Sponsor) has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about the Plan's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/PRICEWATERHOUSECOOPERS LLP

San Diego, California
January 10, 1997

                            BIOMAGNETIC TECHNOLOGIES, INC.
                          1992 EMPLOYEE STOCK PURCHASE PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                  September 30,

                                                1998               1997
                                             ---------           ---------
Cash and cash equivalents                    $  39,104           $  36,202

U.S. Government securities, at fair value            _             103,944

Participant contributions receivable             3,086               3,584

                                             ---------           ---------
Net assets available for benefits            $  42,190           $ 143,730
                                             ---------           ---------
                                             ---------           ---------



                    See accompanying notes to financial statements

                            BIOMAGNETIC TECHNOLOGIES, INC.
                          1992 EMPLOYEE STOCK PURCHASE PLAN

              STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                            Years Ended September 30,

                                           1998         1997        1996
                                        ---------    ---------    ---------
Participant contributions               $  77,277    $ 146,175    $ 154,912

Interest income                             3,229        6,087        5,984

Net depreciation in fair value
   of U.S. Government securities               --           --         (263)

Benefits paid to participants            (182,046)    (102,963)    (266,449)
                                        ---------    ---------    ---------

Net increase (decrease) in net assets
   available for benefits                (101,540)      49,299     (105,816)

Net assets available for benefits:

  Beginning of year                       143,730       94,431      200,247
                                        ---------    ---------    ---------
  End of year                           $  42,190    $ 143,730    $  94,431
                                        ---------    ---------    ---------
                                        ---------    ---------    ---------

                    See accompanying notes to financial statements

                            BIOMAGNETIC TECHNOLOGIES, INC.
                          1992 EMPLOYEE STOCK PURCHASE PLAN

                            NOTES TO FINANCIAL STATEMENTS


NOTE A.  PLAN DESCRIPTION

In January 1992, the shareholders approved the establishment of the Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan (the "Plan") under Section 423 of the Internal Revenue Code. The Plan is intended to provide eligible employees with the opportunity to acquire an equity interest in Biomagnetic Technologies, Inc. (the "Company") through the acquisition of purchase rights, implemented in a series of purchase periods. The Plan is administered by a committee of two or more members of the Company's board of directors, (the "Plan Administrator"), as appointed by such board.

Generally, employees are eligible for participation in the Plan in the calendar quarter following their first 90 days of continuous employment with the Company. After enrollment, payroll deductions are made to acquire shares under the Plan up to a maximum of the lesser of 15% of base salary or $25,000 per calendar year. Participants are fully vested at all times in the portion of their account attributable to their contributions. A participant may purchase a maximum of 40,000 shares during any one purchase period. In addition, each participant is limited to purchases of $25,000 worth of the Company's stock when combined with any other Company stock purchase plan during any calendar year. Under no circumstances shall a purchase right be granted under the Plan to any Eligible Employee if such individual would immediately after the grant, own more than 5% of the total combined voting power of the Company.

The purchase price of the shares is the lesser of 85% of the fair market value of the shares on the date the purchase right is granted or 85% of the fair market value of the shares on the date the purchase period ends. The purchase rights may be terminated by the participant at any time. The balance in the participant's account, including accrued interest, which is credited to the participant's account based on the participant's contributions proportionate to the total contributions of all participants, will be returned to the participant upon such termination. In addition, if the participant's employment is terminated, any outstanding purchase rights are terminated and the balance in the payroll deduction account will be returned to the participant. If the participant dies or is permanently disabled, the participant's estate or the participant has the option to receive the balance in the payroll deduction account or purchase the shares at the end of the purchase period.

The Plan provides for automatic purchase of the shares from the funds deducted from the participant's pay and earnings thereon at the end of the purchase period, subject to a pro-rata allocation if the Stock Purchase Plan is oversubscribed.

The Plan will terminate upon the earlier of (i) December 31, 2001, (ii) sale of all shares available for issuance or, (iii) termination by the Company immediately following the close of any purchase period. The total number of shares authorized for future purchases under the Plan is 635,949 at September
30, 1998.   There were no issues of common stock for the purchase period ending
March 31, 1998.  The next purchase period is from April 1, 1998 to March 31,
2000.

Participants should refer to the Plan document for a more complete description of the Plan provisions.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Plan financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported
amounts of revenues and expenses during the reporting period.   Actual results
could differ from those estimates.

VALUATION OF INVESTMENTS

Investments consist of U.S. Government treasury securities that are stated at fair value based on quoted market prices. The Plan's investments are held in a Company administered bank account and all investment decisions are directed by the Plan Administrator.

INVESTMENT INCOME

Income from investments is recorded on the accrual basis. In accordance with the policy of stating investments at fair value, changes in net unrealized appreciation or depreciation in the fair value of investments are reflected in the statement of changes in net assets available for benefits in the year in which such a change in value occurs.

ADMINISTRATIVE EXPENSES OF THE PLAN

All expenses incurred in the administration of the Plan are paid by the Company.

CONTRIBUTIONS

Contributions to the Plan originate from after-tax payroll deductions of the participants.

BENEFITS PAID

Benefits paid represent the cost to the participants of the stock acquired as well as any cash payouts due to terminations or elections by the participants.

INCOME TAXES

The Plan Administrator believes that the Plan was established under, and is operated in compliance with, Section 423 of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan and earnings of the Plan are tax exempt as of the financial statement date.

NOTE C.  OPERATIONS AND CAPITAL RESOURCES OF THE COMPANY

To date, the Company has been engaged principally in research and development activities, and has made only low volume sales to medical research institutions. The Company incurred net losses of $4,968,000, $5,242,000, and $15,566,000 in fiscal 1998, 1997 and 1996, respectively. The Company had negative cash flows from operations of $5,360,000, $2,032,000 and $12,808,000 in fiscal 1998, 1997 and 1996, respectively. At September 30, 1998, the Company had an accumulated deficit of $90,823,000. Management anticipates that capital and working capital requirements in fiscal 1999 will substantially exceed cash projected to be generated by operations.

The Company currently anticipates that its existing capital resources, including the net proceeds from the August 1998 sales of 30,000,000 shares of common stock to offshore investors will be sufficient to provide operating capital required to meet its obligations in the normal course of business through June 2000, based upon the Company's business plan. There can be no assurance, however, that sales of the Company's systems projected in the current business plan will be achieved in a highly competitive and limited market for its systems. If these sales are not achieved as planned, the Company's available funds and projected cash flows from operations may not be sufficient to meet operating capital needs through June 2000. Further, the Company will likely seek additional financing in fiscal 2000 or prior thereto, to continue to fund operating capital requirements. There can be no assurance that such financing will be available on terms acceptable to the company, if at all.

Participants should refer to the Company's filing on Form 10-K for its year ended September 30, 1998 for a complete presentation of the Company's financial position and results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Biomagnetic Technologies, Inc. 1992 Employee Stock Purchase Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


     BIOMAGNETIC TECHNOLOGIES, INC.
     1992 EMPLOYEE STOCK PURCHASE PLAN




     By:  /s/ D. Scott Buchanan                   Date: December 21, 1998
          ------------------------                      ----------------------
              D. Scott Buchanan
              Biomagnetic Technologies, Inc.
              1992 Employee Stock Purchase
              Plan Administrative Committee